UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 6-K
________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 30, 2015
________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2015 to 31 March 2015

30 April 2015

Novo Nordisk increased operating profit in Danish kroner by 73% in the first quarter of 2015 to DKK 13.9 billion
17% local currency operating profit growth adjusted for the NNIT divestment

Sales increased by 24% in Danish kroner and by 9% in local currencies to DKK 25.2 billion.
●	Sales of Victoza® increased by 36% (18% in local currencies).
●	Sales of Levemir® increased by 31% (13% in local currencies).
●	Sales in North America increased by 34% (11% in local currencies).
●	Sales in International Operations increased by 22% (12% in local currencies).
●	Sales in Region China increased by 31% (11% in local currencies).

Gross margin improved by 1.6 percentage points in Danish kroner to 84.6% driven by a positive currency impact.

Operating profit increased by 73% in Danish kroner and by 47% in local currencies to DKK 13.9 billion. Adjusted for the DKK 2.4 billion non-recurring income related to the partial divestment of NNIT, operating profit in local currencies increased by 17%.

Net profit increased by 53% to DKK 9.9 billion. Diluted earnings per share increased by 56% to DKK 3.79. Adjusted for the partial divestment of NNIT, net profit and diluted earnings per share increased by 22% and 24% respectively.

In March, Novo Nordisk announced the decision to submit the prespecified interim analysis of DEVOTE, the cardiovascular outcomes trial for Tresiba®, to the US FDA. The submission was accepted for review by the FDA in April.

Novo Nordisk reorganises its Executive Management, elevating the leaders of the commercial activities in the US, Europe and International Operations and of Product Supply to Executive Management. Kåre Schultz, president and COO, leaves Novo Nordisk.

For 2015, sales growth measured in local currencies is now expected to be 7–9%, whereas operating profit growth measured in local currencies is expected to be around 17%.

Lars Rebien Sørensen, CEO: “We are very pleased with the results during the first quarter of 2015. Victoza® and Levemir® continue to drive sales growth, and we have successfully passed several critical milestones for our portfolio of late-stage diabetes care projects.” Commenting on the changes in Executive Management, he adds: “Kåre Schultz has during his 26 years with us played a key role in making Novo Nordisk a successful global company. I wish him all the best in his future endeavours.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR No: 24 25 67 90

Company announcement No 31 / 2015

Financial report for the period 1 January 2015 to 31 March 2015	Page 2 of 29

ABOUT NOVO NORDISK
Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 39,000 people in 75 countries, and markets its products in more than 180 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com

CONFERENCE CALL DETAILS
On 30 April 2015 at 13.00 CEST, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – IR material’. Presentation material for the conference call will be available approximately one hour before on the same page.

WEBCAST DETAILS
On 5 May 2015 at 13.00 CEST, corresponding to 7.00 am EDT, management will give a presentation to institutional investors and sell side-analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors – IR material’. Presentation material for the conference call will be made available on the same page.

FINANCIAL CALENDAR
6 August 2015	Financial statement for the first six months of 2015
29 October 2015	Financial statement for the first nine months of 2015
3 February 2016	Financial statement for 2015

CONTACTS FOR FURTHER INFORMATION
Media:
Katrine Sperling	+45 30796718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 235 8567	fdni@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Financial report for the period 1 January 2015 to 31 March 2015	Page 3 of 29

LIST OF CONTENTS

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial information
Company announcement No 31 / 2015

Financial report for the period 1 January 2015 to 31 March 2015	Page 4 of 29

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST QUARTER OF 2015
These unaudited consolidated financial statements for the first three months of 2015 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as were applied in the Annual Report 2014 of Novo Nordisk, amended with accounting policy regarding associated companies as presented in appendix 9. Furthermore, the financial report including the consolidated financial statements for the first three months of 2015 and Management’s review have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) as published by the IASB, and also those that are endorsed by the EU effective for the accounting period beginning on 1 January 2015. These IFRSs have not had a significant impact on the consolidated financial statements for the first three months of 2015.

Amounts in DKK million, except number of shares, earnings per share and full-time equivalent employees.

PROFIT AND LOSS DKK million	Q1 2015	Q1 2014	% change Q1 2014 to Q1 2015
Net sales	25,200	20,343	24%
Gross profit	21,326	16,877	26%
Gross margin	84.6%	83.0%

Sales and distribution costs	6,147	5,086	21%
Percent of sales	24.4%	25.0%

Research and development costs	3,250	3,168	3%
Percent of sales	12.9%	15.6%

Administrative costs	854	805	6%
Percent of sales	3.4%	4.0%

Other operating income, net	2,782	215	N/A
Hereof non-recurring income from the initial public offering of NNIT A/S	2,376	-	N/A

Operating profit	13,857	8,033	73%
Operating margin	55.0%	39.5%

Net financials	(1,372)	268	N/A
Profit before income taxes	12,485	8,301	50%

Income taxes	2,609	1,843	42%
Effective tax rate	20.9%	22.2%

Net profit	9,876	6,458	53%
Net profit margin	39.2%	31.7%
OTHER KEY NUMBERS
Depreciation, amortisation and impairment losses	663	657	1%
Capital expenditure 1)	764	693	10%

Net cash generated from operating activities	4,106	4,069	1%
Free cash flow	5,643	3,272	72%

Total assets	77,457	63,241	22%
Equity	32,108	33,583	(4%)
Equity ratio	41.5%	53.1%

Average number of diluted shares outstanding (million)	2,604.2	2,653.1	(2%)
Diluted earnings per share / ADR (in DKK)	3.79	2.43	56%
Diluted earnings per share / ADR adjusted for non-recurring income from NNIT IPO (in DKK)	3.02	2.43	24%

Full-time equivalent employees end of period 2)	39,062	39,579	(1%)

1) Investment in tangible assets
2) Full-time equivalent employees in Q1 2014 in NNIT A/S was 2,190

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial information
Company announcement No 31 / 2015

Financial report for the period 1 January 2015 to 31 March 2015	Page 5 of 29

SALES DEVELOPMENT
Sales increased by 24% measured in Danish kroner and by 9% in local currencies. North America was the main contributor with 56% share of growth measured in local currencies, followed by International Operations and Region China contributing 20% and 13% respectively. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from modern insulin and Victoza®.

The diabetes care segment	Sales Q1 2015 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies
New-generation insulin 1)	271	N/A	N/A	10%
Modern insulin	11,498	23%	8%	39%
- NovoRapid ®	4,682	20%	6%	12%
- NovoMix ®	2,744	16%	3%	4%
- Levemir ®	4,072	31%	13%	23%
Human insulin	2,897	13%	0%	0%
Victoza®	3,957	36%	18%	28%
Other diabetes care	1,195	18%	6%	3%
Diabetes care total	19,818	24%	9%	80%
The biopharmaceuticals segment
Haemophilia	2,734	21%	6%	8%
- Hereof NovoSeven ®	2,647	18%	3%	4%
Norditropin®	1,830	22%	9%	7%
Other biopharmaceuticals	818	30%	14%	5%
Biopharmaceuticals total	5,382	23%	8%	20%
Total sales	25,200	24%	9%	100%
1) Comprises Tresiba®, Ryzodeg® and Xultophy®.

Please refer to appendix 6 for further details on sales in the first quarter of 2015.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from February 2015 and February 2014 provided by the independent data provider IMS Health.

DIABETES CARE, SALES DEVELOPMENT
Sales of diabetes care products increased by 24% measured in Danish kroner and by 9% in local currencies to DKK 19,818 million. Novo Nordisk is the world leader in diabetes care and now holds a global value market share of 27% compared with 28% at the same time the year before.

Insulin
Sales of insulin increased by 22% measured in Danish kroner and by 8% in local currencies to DKK 14,666 million. Measured in local currencies, sales growth was driven

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial information
Company announcement No 31 / 2015

Financial report for the period 1 January 2015 to 31 March 2015	Page 6 of 29

by North America, Region China and International Operations. Novo Nordisk is the global leader with 47% of the total insulin market and 45% of the market for modern insulin and new-generation insulin, both measured in volume.

Sales of new-generation insulin (Tresiba®, Ryzodeg® and Xultophy®) reached DKK 271 million compared with DKK 80 million in 2014.

The roll-out of Tresiba® (insulin degludec), the once-daily new-generation insulin with an ultra-long duration of action, continues and the product has now been launched in 27 countries, most recently in Colombia, Libya, Finland and the United Arab Emirates. In Japan, where Tresiba® was launched in March 2013 with the same level of reimbursement as insulin glargine, its share of the basal insulin market has grown steadily, and Tresiba® has now captured 27% of the basal insulin market measured in monthly value market share. Similarly, Tresiba® has shown solid penetration in other markets with reimbursement at a similar level to insulin glargine, whereas penetration remains modest in markets with restricted market access compared with insulin glargine.

Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, marketed in Mexico and India, has now also been launched in Bangladesh. Launch activities are progressing as planned and early feedback from patients and prescribers is encouraging.

In January, Switzerland was the first country to launch Xultophy®, a once-daily single- injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®). The early feedback from patients and prescribers in Switzerland is very encouraging.

Sales of modern insulin increased by 23% in Danish kroner and by 8% in local currencies to DKK 11,498 million. North America accounted for 52% of the growth, followed by International Operations and Region China. Sales of modern insulin and new-generation insulin now constitute 80% of Novo Nordisk’s sales of insulin measured in value.

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market
	February 2015	February 2014	February 2015	February 2014
Global	47%	47%	45%	46%
USA	36%	37%	38%	38%
Europe	47%	48%	47%	48%
International Operations*	55%	55%	52%	53%
China**	57%	58%	63%	64%
Japan	52%	52%	50%	48%
Source: IMS, February 2015 data. *: Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial information
Company announcement No 31 / 2015

Financial report for the period 1 January 2015 to 31 March 2015	Page 7 of 29

North America
Sales of insulin in North America increased by 30% in Danish kroner and by 8% in local currencies. Sales growth is primarily driven by the underlying volume growth of the insulin market and continued market share gains for Levemir®. 59% of Novo Nordisk’s modern insulin volume in the US is used in the prefilled devices FlexPen® and FlexTouch®.

Europe
Sales of insulin in Europe increased by 5% in Danish kroner and by 3% in local currencies. Sales growth is primarily driven by the penetration of Tresiba® and the continued progress of NovoRapid® which are only partly offset by a contracting premix insulin segment and declining human insulin sales. Furthermore, sales are affected by a net negative impact from the implementation of pricing reforms in several European countries. The device penetration in Europe remains high with 96% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales of insulin in International Operations increased by 25% in Danish kroner and by 17% in local currencies reflecting a significant appreciation of key invoicing currencies, primarily the Saudi Arabian riyal, the Indian rupee and the Turkish lira against the Danish krone compared with the exchange rates in 2014. The growth in local currencies is driven by the two modern insulins NovoRapid® and NovoMix® and positively impacted by sales growth of human insulin and Tresiba®. Currently, 61% of Novo Nordisk’s insulin volume in the major private markets is used in devices.

Region China
Sales of insulin in Region China increased by 29% in Danish kroner and by 9% in local currencies. The sales growth reflects the continued market penetration of the three modern insulins which were partly offset by slightly declining human insulin sales.

Currently, 98% of Novo Nordisk’s insulin volume in China is used in devices, primarily the durable device NovoPen®.

Japan & Korea
Sales of insulin in Japan & Korea decreased by 2% in Danish kroner and by 7% measured in local currencies. The sales development reflects a declining Japanese insulin volume market and the impact of increased wholesaler inventory levels in the first quarter of 2014 due to an increase in the Japanese consumption tax. The negative impact of these factors is partly offset by the strong uptake of Tresiba®. The device penetration in Japan remains high with 98% of Novo Nordisk’s insulin volume being used in devices, primarily FlexPen® and FlexTouch®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales increased by 36% in Danish kroner and by 18% in local currencies to DKK 3,957 million. Sales growth is driven by North America and Europe. The GLP-1 segment’s value share of the total diabetes care market has increased to 7.0% compared with 6.8% in 2014. Victoza® is market leader in the GLP-1 segment with a 71% value market share.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information
Company announcement No 31 / 2015

Financial report for the period 1 January 2015 to 31 March 2015	Page 8 of 29

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Victoza® share of GLP-1 market
	February 2015	February 2014	February 2015	February 2014
Global	7.0%	6.8%	71%	72%
USA	8.3%	8.4%	69%	69%
Europe	8.2%	7.7%	78%	78%
International Operations*	2.3%	2.5%	75%	75%
China**	0.7%	0.6%	56%	67%
Japan	2.2%	2.0%	61%	68%
Source: IMS, February 2015 data. *: Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America
Sales of Victoza® in North America increased by 45% in Danish kroner and by 20% in local currencies. Sales growth is driven by the underlying volume growth of the GLP-1 class. The GLP-1 class’ value share of the total diabetes care market is 8.3% and its growth continues to be driven by Victoza®. Victoza® is the market leader with a 69% value market share.

Europe
Sales in Europe increased by 15% in Danish kroner and by 13% in local currencies. Sales growth is primarily driven by Germany and France. In Europe, the GLP-1 class’ share of the total diabetes care market in value has increased to 8.2% from 7.7% in 2014. Victoza® is the GLP-1 market leader with a value market share of 78%.

International Operations
Sales in International Operations increased by 16% in Danish kroner and by 9% in local currencies. Sales growth is primarily driven by a number of countries in the Middle East. The GLP-1 class’ value share of the total diabetes care market is 2.3% and its growth continues to be driven by Victoza®. Victoza® is the GLP-1 market leader across International Operations with a value market share of 75%.

Region China
Sales in Region China increased by 35% in Danish kroner and by 14% in local currencies. In China, the GLP-1 class, which represents 0.7% of the total diabetes care market in value, is generally not reimbursed and relatively modest in size. Victoza® holds a GLP-1 value market share of 56%.

Japan & Korea
Sales in Japan & Korea increased by 47% in Danish kroner and by 39% in local currencies. The sales growth reflects a positive impact of an improved product label in Japan in September 2014. In Japan, the GLP-1 class now represents 2.2% of the total diabetes care market value compared with 2.0% in 2014. Victoza® remains the leader in the class with a value market share of 61%.

Other diabetes care
Sales of other diabetes care, which predominantly consists of oral antidiabetic products and needles, increased by 18% in Danish kroner and by 6% in local currencies to DKK

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial information
Company announcement No 31 / 2015

Financial report for the period 1 January 2015 to 31 March 2015	Page 9 of 29

1,195 million. Sales growth of NovoNorm® is positively impacted by increased wholesaler stocking in China.

BIOPHARMACEUTICALS, SALES DEVELOPMENT
Sales of biopharmaceutical products increased by 23% measured in Danish kroner and by 8% in local currencies to DKK 5,382 million. Sales growth was primarily driven by North America and Europe.

Haemophilia
Sales of haemophilia products increased by 21% in Danish kroner and by 6% in local currencies to DKK 2,734 million. The growth in local currencies was primarily driven by NovoSeven® in North America and International Operations as well as the continued rollout of NovoEight® in Japan and Europe.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 22% in Danish kroner and by 9% in local currencies to DKK 1,830 million. The sales growth is primarily derived from North America and primarily reflects increased demand driven by the prefilled FlexPro® device as well as the support programmes that Novo Nordisk offers healthcare professionals and patients. Novo Nordisk is the leading company in the global growth hormone market with a 32% market share measured in volume.

Other biopharmaceuticals
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, increased by 30% in Danish kroner and by 14% in local currencies to DKK 818 million. Sales growth is primarily driven by a positive impact from pricing of Vagifem® in the US.

DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 12% to DKK 3,874 million, resulting in a gross margin of 84.6% compared with 83.0% in 2014. This reflects a positive currency impact of 1.6 percentage points whereas the underlying gross margin was unchanged.

Sales and distribution costs increased by 21% in Danish kroner and by 7% in local currencies to DKK 6,147 million. The increase in costs is driven by costs to prepare the launches of Saxenda® and NovoEight® in the US as well as sales force investments in selected countries in International Operations but also impacted by a reduction in a legal provision in 2014.

Research and development costs increased by 3% in Danish kroner and decreased by 2% in local currencies to DKK 3,250 million. The decline in costs reflects the discontinuation of activities within inflammatory disorders in September 2014 whereas the underlying costs, excluding costs related to inflammatory disorders in the first quarter of 2014, increased by 8%. The increase in underlying costs reflects the progression of the late-stage diabetes care portfolio and is primarily driven by the cardiovascular outcomes trial DEVOTE and the phase 3a programme SUSTAIN® for the once-weekly GLP-1 analogue semaglutide.

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial information
Company announcement No 31 / 2015

Financial report for the period 1 January 2015 to 31 March 2015	Page 10 of 29

Administration costs increased by 6% in Danish kroner and were unchanged in local currencies to DKK 854 million.

Other operating income (net) was DKK 2,782 million compared with DKK 215 million in 2014. The increase is driven by the non-recurring income from the initial public offering of NNIT and non-recurring income related to the out-licensing of an asset for inflammatory disorders.

Operating profit increased by 73% in Danish kroner and by 47% in local currencies to DKK 13,857 million. Adjusted for the income related to the partial divestment of NNIT, the growth in operating profit was 17% in local currencies.

NET FINANCIALS
Net financials showed a net loss of DKK 1,372 million compared with a net income of DKK 268 million in 2014.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a loss of DKK 1,385 million compared with an income of DKK 237 million in 2014. This development reflects losses on foreign exchange hedging involving especially the US dollar due to its appreciation versus the Danish krone compared with the prevailing exchange rates in 2014. This negative effect is partly offset by gains on commercial balances, primarily related to non-hedged currencies.

CAPITAL EXPENDITURE AND FREE CASH FLOW
Net capital expenditure for property, plant and equipment was DKK 0.8 billion compared with DKK 0.7 billion in 2014. Net capital expenditure was primarily related to investments in additional insulin filling capacity, construction of new research facilities and an expansion of the manufacturing capacity for biopharmaceutical products.

Free cash flow was DKK 5.6 billion compared with DKK 3.3 billion in 2014. The increase of 72% compared with 2014 primarily reflects the non-recurring proceeds from the initial public offering of NNIT.

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial information
Company announcement No 31 / 2015

Financial report for the period 1 January 2015 to 31 March 2015	Page 11 of 29

OUTLOOK

OUTLOOK 2015

The current expectations for 2015 are summarised in the table below:
Expectations are as reported, if not otherwise stated	Current expectations 30 April 2015	Previous expectations 30 January 2015

Sales growth
in local currencies	7-9%	6-9%
as reported	Around 16 percentage points higher	Around 12 percentage points higher

Operating profit growth
in local currencies	Around 17%	Around 10%
as reported	Around 25 percentage points higher	Around 19 percentage points higher

Net financials	Loss of around DKK 6 billion	Loss of around DKK 5 billion
Effective tax rate	Around 21%	Around 22%
Capital expenditure	Around DKK 5.0 billion	Around DKK 5.0 billion
Depreciation, amortisation and impairment losses	Around DKK 3.0 billion	Around DKK 3.0 billion
Free cash flow	DKK 32-34 billion	DKK 29-31 billion

Sales growth for 2015 is now expected to be 7–9% measured in local currencies. This reflects expectations for continued robust performance for the portfolio of modern insulin, Victoza® and Tresiba® as well as a modest sales contribution from the launches of Saxenda®, Xultophy® and NovoEight®. These sales drivers are expected to be partly countered by an impact from increased rebate levels in the US, intensifying competition within diabetes and biopharmaceuticals as well as macroeconomic conditions in a number of markets in International Operations. Given the current level of exchange rates versus the Danish krone, the reported sales growth is now expected to be around 16 percentage points higher than growth measured in local currencies equivalent to a reported sales growth of 23–25%.

For 2015, operating profit growth is now expected to be around 17% measured in local currencies. The expectations for operating profit growth above the level of sales growth reflect expectations for modest growth in selling, distribution and administration costs as well as declining research and development costs reflecting the 2014 cost impact of the decision to discontinue all activities within inflammatory disorders. The expectation for a higher level of operating profit growth primarily reflects the non- recurring income from the partial divestment of NNIT as well as increased expectations for non-recurring license income. Given the current level of exchange rates versus the Danish krone, the reported operating profit growth is now expected to be around 25 percentage points higher than growth measured in local currencies equivalent to a reported operating profit growth of around 42%.

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial information
Company announcement No 31 / 2015

Financial report for the period 1 January 2015 to 31 March 2015	Page 12 of 29

For 2015, Novo Nordisk expects a net financial loss of around DKK 6 billion. The current expectation primarily reflects losses associated with foreign exchange hedging contracts, particularly following the appreciation of the US dollar versus the Danish krone compared with the average prevailing exchange rates in 2014. As a consequence of these significant hedging losses, the reported pre-tax profit is expected to grow approximately 26%.

The effective tax rate for 2015 is now expected to be around 21% reflecting the non- recurring tax exempt income from the partial divestment of NNIT.

Capital expenditure is expected to be around DKK 5.0 billion in 2015, primarily related to investments in an expansion of the manufacturing capacity for biopharmaceutical products, additional capacity for insulin active pharmaceutical ingredient production, construction of new research facilities and an expansion of the insulin filling capacity. Depreciation, amortisation and impairment losses are expected to be around DKK 3.0 billion. Free cash flow is now expected to be DKK 32– 34 billion which primarily reflects the non-recurring net proceeds from the partial divestment of NNIT.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2015, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing Currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)
USD	DKK 1,675 million	10
CNY	DKK 270 million	10*
JPY	DKK 115 million	12
GBP	DKK 80 million	11
CAD	DKK 60 million	11
* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial information
Company announcement No 31 / 2015

Financial report for the period 1 January 2015 to 31 March 2015	Page 13 of 29

RESEARCH & DEVELOPMENT UPDATE

DIABETES

Tresiba® and Ryzodeg® resubmitted to the US FDA and accepted for review
In March 2015, Novo Nordisk announced that the company had decided to submit the prespecified interim analysis of DEVOTE as part of a Class II Resubmission of the New Drug Applications (NDAs) of Tresiba® and Ryzodeg® to the US Food and Drug Administration (FDA). In April 2015, the FDA accepted the resubmission for review.

The cardiovascular outcomes trial for Tresiba® (insulin degludec), DEVOTE, was initiated in October 2013, and the required number of major adverse cardiovascular events (MACE) for the prespecified interim analysis were accumulated by the end of January 2015. To preserve the integrity of the ongoing trial, only a small team within Novo Nordisk has access to the data. This team has prepared the interim analysis for the Class II resubmission and will interact with the FDA during the review on matters  related to the interim analysis.

The results of an interim analysis carry a higher level of uncertainty than the final study results as this preliminary estimate is built on a substantially lower number of observations. Accordingly, the relative risk estimate derived from the interim analysis is thus only an indication of the final trial results.

Novo Nordisk management does not have access to the results of the interim analysis. The trial is expected to be completed in the second half of 2016.

Two phase 3a trials comparing faster-acting insulin aspart with NovoRapid® in people with type 1 and type 2 diabetes completed
In March, Novo Nordisk announced headline results from the final phase 3a trials for faster-acting insulin aspart, onset® 1 and onset® 2. The trials investigated the efficacy and safety of faster-acting insulin aspart compared with NovoRapid® (insulin aspart) in a basal-bolus regimen in people with type 1 and type 2 diabetes, respectively.

Both trials achieved their primary objectives by demonstrating that treatment with faster-acting insulin aspart is non-inferior to NovoRapid® with regard to lowering of HbA1c. For people with type 1 diabetes, the HbA1c lowering achieved with faster-acting insulin aspart was statistically significantly larger than that achieved with NovoRapid® when the insulins were given at mealtime. In addition, treatment with faster-acting insulin aspart was associated with less increase of postprandial glucose than NovoRapid® during meal tests in both trials.

In both trials, the previously reported safety and tolerability profiles of faster-acting insulin aspart and NovoRapid® were confirmed, and there were no apparent differences between the two treatment groups with respect to adverse events and other safety parameters.

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Financial report for the period 1 January 2015 to 31 March 2015	Page 14 of 29

Novo Nordisk expects to file faster-acting insulin aspart for regulatory review in the US and EU around the turn of the year.

Phase 3b trial shows superior HbA1c improvement with Victoza® compared with lixisenatide in people with type 2 diabetes
In February 2015, Novo Nordisk completed a randomised, open-label phase 3b study investigating the efficacy and safety of once-daily treatment with 1.8 mg of Victoza® or 20 µg lixisenatide as add-on to metformin in 404 people with type 2 diabetes for 26 weeks.

From a mean baseline HbA1c of 8.4%, people treated with Victoza® achieved a statistically significantly larger improvement in HbA1c of 1.8% compared with 1.2% for people treated with lixisenatide. 74% of the people treated with Victoza® achieved the American Diabetes Association (ADA) and the European Association for the Study of Diabetes (EASD) HbA1c treatment target of 7% compared with 46% of the people treated with lixisenatide. Furthermore, people treated with Victoza® experienced a statistically significantly greater improvement in fasting plasma glucose compared with people treated with lixisenatide.

From a mean baseline weight around 100 kg, people treated with Victoza® experienced a weight loss of 4.3 kg compared with a weight loss of 3.7 kg for people treated with lixisenatide.

In the trial, the previously reported safety and tolerability profile of Victoza® was confirmed.

Positive results for phase 2 trial with oral semaglutide in people with type 2 diabetes
In February 2015, Novo Nordisk announced that it had successfully completed the phase 2 trial for OG217SC; an oral formulation of the long-acting GLP-1 analogue semaglutide, investigating dose range, escalation, efficacy and safety of once-daily oral semaglutide compared with oral placebo or once-weekly subcutaneously administered semaglutide in around 600 people with type 2 diabetes treated for 26 weeks.

From a mean baseline HbA1c of 7.9%, people treated with oral semaglutide in five different doses ranging from 2.5 mg to 40 mg achieved dose-dependent improvements in HbA1c of 0.7% to 1.9% after 26 weeks. By comparison, people treated with a dose of 1 mg subcutaneous semaglutide or placebo achieved improvements of 1.9% and 0.3% respectively. Confirming the primary end-point of the trial, all doses of oral semaglutide were statistically significantly superior to placebo.

Furthermore, from a mean baseline weight of 92 kg, people treated with subcutaneous semaglutide experienced a weight loss of around 6.5 kg, which was comparable to the weight loss experienced by the people treated with the highest doses of oral semaglutide. People treated with placebo experienced a weight loss of just over 1 kg.

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In the trial, semaglutide appeared to have a safe and well-tolerated profile. The most common adverse events were related to the gastrointestinal system, primarily nausea and vomiting, and diminished over time. The gastrointestinal adverse events appeared to be dose-dependent and were more prevalent for the highest doses of oral semaglutide compared with subcutaneous semaglutide. No other apparent differences between the treatment groups were observed with respect to overall adverse events and standard safety parameters.

Based on these results, Novo Nordisk will initiate consultations with regulatory authorities subsequent to which a decision of whether to progress OG217SC into phase 3 development will be made.

OBESITY

Saxenda® approved in Europe for the treatment of obesity
In March 2015, Novo Nordisk announced that the European Commission has granted marketing authorisation for Saxenda® (liraglutide 3 mg) for the treatment of obesity. The authorisation covers all 28 European Union (EU) member states. Saxenda® is the brand name of liraglutide 3 mg, the first once-daily human glucagon-like peptide-1 (GLP-1) analogue for the treatment of obesity approved in Europe. Saxenda® is indicated in the EU as an adjunct to a reduced-calorie diet and increased physical activity for weight management in adult patients with an initial Body Mass Index (BMI) of ≥30 kg/m2 (obese), or ≥27 kg/m2 to <30 kg/m2 (overweight) in the presence of at least one weight-related comorbidity such as dysglycaemia (prediabetes or type 2 diabetes mellitus), hypertension, dyslipidaemia or obstructive sleep apnoea.

Novo Nordisk expects to launch Saxenda® in several European markets starting in 2015.

HAEMOPHILIA

NovoThirteen® approved in Japan in congenital FXIII A subunit deficiency
26 March 2015, the Japanese Ministry of Health, Labour and Welfare approved NovoThirteen®, a recombinant factor XIII compound. NovoThirteen® is approved for the suppression of bleeding tendency in patients with congenital FXIII A-subunit deficiency. It is the only recombinant treatment for this rare bleeding disorder with which approximately 1,000 people are diagnosed globally.

SUSTAINABILITY UPDATE

Number of employees in Novo Nordisk increased 4.5% adjusted for the NNIT divestment The number of full-time equivalent employees at the end of the first quarter of 2015  had decreased by 1.3% to 39,062 compared with 12 months ago reflecting the divestment of NNIT. Adjusted for the impact of the NNIT divestment, the number of employees in Novo Nordisk grew by 4.5% compared with the first quarter of 2014. The growth is driven by expansions in Denmark, primarily in Product Supply, and in India.

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Novo Nordisk extends programme for children with diabetes in developing countries
In April 2015, Novo Nordisk announced that the Changing Diabetes® in Children programme has been extended for another three years. The programme was initiated in 2009 to improve delivery of care to children with type 1 diabetes in resource-poor settings.

More than 13,000 children in nine countries in Africa and South-East Asia receive free insulin and access to diabetes care through this programme. 108 diabetes clinics have been established and around 5,500 healthcare professionals have received diabetes care training.

The programme is run as a public-private partnership between Novo Nordisk, Roche, the International Society for Pediatric and Adolescent Diabetes and the World Diabetes Foundation. In each country, local partners work with the national Ministry of Health which helps ensure that the programme is anchored within the existing healthcare system.

EQUITY

Total equity was DKK 32,108 million at the end of the first quarter of 2015, equivalent to 41.5% of total assets, compared with 53.1% at the end of the first quarter of 2014. Please refer to appendix 5 for further elaboration of changes in equity.

Reduction in share capital
At the Annual General Meeting of Novo Nordisk A/S, which was held on 19 March 2015, a 1.89% reduction in the total share capital by cancellation of 50,000,000 treasury B shares of DKK 0.20 at a nominal value of DKK 10,000,000 was approved. After the legal implementation of the share capital reduction on 22 April 2015, Novo Nordisk’s share capital now amounts to DKK 520,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 412,512,800.

Initial Public Offering of NNIT A/S completed in March 2015
In March, Novo Nordisk A/S announced that it had completed the Initial Public Offering of NNIT on Nasdaq Copenhagen under the symbol ‘NNIT’ (ISIN DK0060580512). As a consequence, Novo Nordisk A/S has divested 74.5% of NNIT and recorded a non- recurring income of DKK 2.4 billion as 'Other operating income, net' in the income statement for the first quarter of 2015. Please refer to appendix 9 for further elaboration.

2015 share repurchase programme
On 30 January 2015, Novo Nordisk announced a share repurchase programme of up to DKK 3.7 billion to be executed from 30 January to 28 April 2015, as part of an overall 2015 programme of up to DKK 15 billion to be executed during a 12-month period. The purpose of the programme is to reduce the company’s share capital. Under the programme, announced 30 January 2015, Novo Nordisk has repurchased 11,177,904 B

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Financial report for the period 1 January 2015 to 31 March 2015	Page 17 of 29

shares for an amount of DKK 3.7 billion in the period from 30 January to 28 April 2015. The programme was concluded on 28 April 2015.

As of 29 April 2015, Novo Nordisk A/S and its wholly-owned affiliates owned 19,816,756 of its own B shares, corresponding to 0.8% of the total share capital.

The 2015 share repurchase programme of up to DKK 15 billion has been expanded by DKK 2.5 billion to DKK 17.5 billion based on the improved outlook for free cash flow generation in 2015 primarily related to the partial divestment of NNIT A/S.

The execution of Novo Nordisk’s 2015 share repurchase programme of up to DKK 17.5 billion to be executed during a 12-month period beginning 30 January 2015 continues, and a new share repurchase programme has been initiated in accordance with the provisions of the European Commission’s regulation No 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. For that purpose, Novo Nordisk has appointed Nordea Bank Danmark A/S as lead manager to execute the programme independently and without influence from Novo Nordisk. Under the agreement, Nordea Bank Danmark A/S will repurchase B shares on behalf of Novo Nordisk for an amount of up to DKK 9.3 billion during the trading period starting 30 April 2015 and ending on 27 October 2015. A maximum of 641,815 shares of DKK 0.20 can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on Nasdaq Copenhagen during the month of March 2015. A maximum of 79,585,060 shares of DKK 0.20 in total can be bought in the period from 30 April 2015 to 27 October 2015. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

Novo Nordisk’s majority shareholder Novo A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it will not participate in the 2015 share repurchase programme.

CORPORATE GOVERNANCE

Changes in Novo Nordisk’s management
As the company is preparing for global launches of several key products, the Board of Directors has decided to elevate the leaders of the commercial activities in the US, Europe and International Operations and of Product Supply to Executive Management. This change will enhance the board’s visibility of Novo Nordisk’s international business operations and support the further development of key leadership talents. The Board of Directors has furthermore decided that CEO Lars Rebien Sørensen should remain in his role until he approaches the end of his contract, which expires in 2019. As a result of the changes, Kåre Schultz, president and COO, has decided to leave Novo Nordisk with immediate effect.

A new Operations Committee will be established with the purpose of aligning and coordinating commercial and production priorities across the company. Lars Rebien Sørensen, CEO, will become chairman of the committee with Lars Fruergaard Jørgensen,

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Financial report for the period 1 January 2015 to 31 March 2015	Page 18 of 29

executive vice president (EVP), Corporate Development as vice chair. In addition, the committee will comprise the EVPs responsible for Novo Nordisk’s commercial activities and product supply including Jakob Riis, until now EVP, responsible for Marketing, Medical Affairs and Stakeholder Engagement. Jakob Riis will as part of the changes assume additional management responsibility for the commercial activities in China, Japan & Korea, Australasia and Canada.

Consequently, and effective today, Novo Nordisk’s Executive Management consists of:
•	Lars Rebien Sørensen, president, chief executive officer
•	Jesper Brandgaard, EVP, chief financial officer
•	Maziar Mike Doustdar, EVP, International Operations
•	Jerzy Gruhn, EVP, Europe
•	Jesper Høiland, EVP, US
•	Lars Fruergaard Jørgensen, EVP, Corporate Development
•	Jakob Riis, EVP, China, Pacific & Marketing
•	Mads Krogsgaard Thomsen, EVP, chief science officer
•	Henrik Wulff, EVP, Product Supply

LEGAL MATTERS

Product liability lawsuits related to Victoza®
As of 27 April 2015, Novo Nordisk, along with the majority of incretin-based product manufacturers in the US, is a defendant in product liability lawsuits related to use of incretin-based medications. To date, 154 plaintiffs have named Novo Nordisk in product liability lawsuits, predominantly claiming damages for pancreatic cancer that allegedly developed as a result of using Victoza® and other GLP-1/DPP-IV products. 103 of the Novo Nordisk plaintiffs have also named other defendants in their lawsuits. Most Novo Nordisk plaintiffs have filed suit in California federal court. Currently, Novo Nordisk does not have any trials scheduled in 2015. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

Novo Nordisk settles lawsuit related to alleged sale and distribution contract in Italy
In November 2006, Novo Nordisk A/S and the Italian affiliate Novo Nordisk Farmaceutici S.p.A were sued by two Italian companies in the pharmaceutical sector (the ‘Italian Companies’) before the Civil Court in Rome. The Italian Companies claimed that Novo Nordisk breached an alleged contract for the sale and distribution of insulin and insulin analogues in the Italian market or, alternatively, had incurred a pre-contractual or extra-contractual liability arising from negotiations between the parties. Novo Nordisk disputed the claims made by the Italian Companies. The parties have now entered into and performed a mutually acceptable settlement. As a consequence, the Court of Appeal of Rome dismissed the case on 27 February. The settlement does not have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

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FORWARD-LOOKING STATEMENTS
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2014 and Form 20-F, both filed with the SEC in February 2015, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
●
statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto

●
statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures

●	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
●	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and  investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Be aware of the risk’ on pp 42-43 of the Annual Report 2014 available on novonordisk.com on 3 February 2015.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Financial report for the period 1 January 2015 to 31 March 2015	Page 20 of 29

MANAGEMENT STATEMENT

The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first three months of 2015. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first three months of 2015 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2014 of Novo Nordisk, amended with accounting policy regarding associated companies as presented in appendix 9. Furthermore, the financial report for the first three months of 2015 and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first three months of 2015 is adequate. Furthermore, in our opinion, Management's Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated annual report for 2014.

Bagsværd, 30 April 2015

Executive Management:

Lars Rebien Sørensen CEO	Kåre Schultz President and COO	Jesper Brandgaard CFO

Lars Fruergaard Jørgensen	Jakob Riis	Mads Krogsgaard Thomsen

Board of Directors:

Göran Ando Chairman	Jeppe Christiansen Vice chairman	Bruno Angelici

Sylvie Grégoire	Liz Hewitt	Liselotte Hyveled

Thomas Paul Koestler	Eivind Kolding	Anne Marie Kverneland

Søren Thuesen Pedersen	Stig Strøbæk	Mary Szela

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FINANCIAL INFORMATION

APPENDIX 1:	QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
	2015	2014				% change Q1 2015 vs
	Q1	Q4	Q3	Q2	Q1	Q1 2014
Net sales	25,200	24,585	22,249	21,629	20,343	24%
Gross profit	21,326	20,586	18,823	17,958	16,877	26%
Gross margin	84.6%	83.7%	84.6%	83.0%	83.0%
Sales and distribution costs	6,147	6,679	5,899	5,559	5,086	21%
Percentage of sales	24.4%	27.2%	26.5%	25.7%	25.0%
Research and development costs	3,250	3,865	3,654	3,075	3,168	3%
Hereof costs related to discontinuation of activities within inflammatory disorders	-	-	600	-	-	N/A
Percentage of sales	12.9%	15.7%	16.4%	14.2%	15.6%
Administrative costs	854	1,067	870	795	805	6%
Percentage of sales	3.4%	4.3%	3.9%	3.7%	4.0%
Other operating income, net	2,782	182	169	204	215	N/A
Hereof non-recurring income from the initial public offering of NNIT A/S	2,376	-	-	-	-	N/A
Operating profit	13,857	9,157	8,569	8,733	8,033	73%
Operating margin	55.0%	37.2%	38.5%	40.4%	39.5%
Financial income	285	(1,141)	326	396	586	(51%)
Financial expenses	1,657	(336)	441	140	318	N/A
Net financials	(1,372)	(805)	(115)	256	268	N/A
Profit before income taxes	12,485	8,352	8,454	8,989	8,301	50%
Income taxes	2,609	1,823	1,954	1,995	1,843	42%
Net profit	9,876	6,529	6,500	6,994	6,458	53%
Depreciation, amortisation and impairment losses 1)	663	928	1,183	667	657	1%
Capital expenditure	764	1,505	986	802	693	10%
Net cash generated from operating activities	4,106	7,301	12,197	8,125	4,069	1%
Free cash flow	5,643	5,717	11,157	7,250	3,272	72%
Total assets	77,457	77,062	71,283	63,681	63,241	22%
Total equity	32,108	40,294	37,967	36,661	33,583	(4%)
Equity ratio	41.5%	52.3%	53.3%	57.6%	53.1%
Full-time equivalent employees end of period	39,062	40,957	40,700	40,226	39,579	(1%)
Basic earnings per share/ADR (in DKK)	3.80	2.51	2.49	2.66	2.44	56%
Diluted earnings per share/ADR (in DKK)	3.79	2.51	2.47	2.66	2.43	56%
Average number of shares outstanding (million)	2,596.7	2,599.7	2,613.9	2,628.9	2,642.4	(2%)
Average number of diluted shares outstanding (million)	2,604.2	2,608.2	2,622.2	2,637.3	2,653.1	(2%)
Sales by business segment:
New-generation insulin	271	262	175	141	80	N/A
Modern insulin (insulin analogues)	11,498	11,168	10,641	10,351	9,377	23%
Human insulin	2,897	2,772	2,478	2,475	2,573	13%
Victoza®	3,957	4,010	3,441	3,059	2,916	36%
Other diabetes care	1,195	1,064	953	1,031	1,013	18%
Diabetes care total	19,818	19,276	17,688	17,057	15,959	24%
Haemophilia	2,734	2,610	2,112	2,327	2,255	21%
Norditropin®	1,830	1,811	1,686	1,509	1,500	22%
Other biopharmaceuticals 2)	818	888	763	736	629	30%
Biopharmaceuticals total	5,382	5,309	4,561	4,572	4,384	23%
Sales by geographic segment:
North America	12,455	12,164	11,133	10,561	9,265	34%
Europe	4,977	5,413	5,045	4,989	4,703	6%
International Operations	3,684	3,602	2,938	2,968	3,032	22%
Region China	2,847	2,089	1,881	1,947	2,171	31%
Japan & Korea	1,237	1,317	1,252	1,164	1,172	6%
Segment operating profit:
Diabetes care	7,950	6,383	6,989	6,376	5,785	37%
Biopharmaceuticals	3,531	2,774	1,580	2,357	2,248	57%
Income from the initial public offering of NNIT A/S (unallocated to segments)	2,376	-	-	-	-	N/A
1) Hereof impairments of around DKK 480 million in Q3 and Q4 2014 related to discontinuation of activities within inflammatory disorders.
2) Comparative figures have been restated as NovoEight® and NovoThirteen® are now reported as Haemophilia together with NovoSeven®.

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Financial report for the period 1 January 2015 to 31 March 2015	Page 22 of 29

APPENDIX 2:	STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

	Q1	Q1
DKK million	2015	2014

Income statement

Net sales	25,200	20,343
Cost of goods sold	3,874	3,466
Gross profit	21,326	16,877
Sales and distribution costs	6,147	5,086
Research and development costs	3,250	3,168
Administrative costs	854	805
Other operating income, net	2,782	215
Hereof non-recurring income from the initial public offering of NNIT A/S	2,376	-
Operating profit	13,857	8,033
Financial income	285	586
Financial expenses	1,657	318
Profit before income taxes	12,485	8,301
Income taxes	2,609	1,843
NET PROFIT	9,876	6,458

Basic earnings per share (DKK)	3.8	2.44
Diluted earnings per share (DKK)	3.79	2.43

Segment Information
Segment sales:
Diabetes care	19,818	15,959
Biopharmaceuticals	5,382	4,384
Segment operating profit:
Diabetes care	7,950	5,785
Operating margin	40.10%	36.20%
Biopharmaceuticals	3,531	2,248
Operating margin	65.60%	51.30%
Income from the initial public offering of NNIT A/S (unallocated to segments)	2,376	-
Total segment operating profit	13,857	8,033

Statement of comprehensive income

Net profit for the period	9,876	6,458

Other comprehensive income
Remeasurements on defined benefit plans	(162)	(42)
Items that will not subsequently be reclassified to the Income statement	(162)	(42)
Exchange rate adjustments of investments in subsidiaries	(338)	56
Cash flow hedges, realisation of previously deferred (gains)/losses	980	(526)
Cash flow hedges, deferred gains/(losses) incurred during the period	(3,377)	(25)
Other items	118	158
Items that will be reclassified subsequently to the Income statement, when specific conditions are met	(2,617)	(337)
Other comprehensive income before tax	(2,779)	(379)
Tax on other comprehensive income, income/(expense)	920	125
Other comprehensive income for the period, net of tax	(1,859)	(254)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	8,017	6,204

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Financial report for the period 1 January 2015 to 31 March 2015	Page 23 of 29

APPENDIX 3:	BALANCE SHEET

DKK million	31 Mar 2015	31 Dec 2014

ASSETS

Intangible assets	1,372	1,378
Property, plant and equipment	23,464	23,136
Investment in associated company	798	-
Deferred income tax assets	7,317	5,399
Other financial assets	1,045	856
TOTAL NON-CURRENT ASSETS	33,996	30,769
Inventories	12,288	11,357
Trade receivables	14,648	13,041
Tax receivables	6,623	3,210
Other receivables and prepayments	2,460	2,750
Marketable securities	1,204	1,509
Derivative financial instruments	254	30
Cash at bank and on hand	5,984	14,396
TOTAL CURRENT ASSETS	43,461	46,293

TOTAL ASSETS	77,457	77,062

EQUITY AND LIABILITIES

Share capital	530	530
Treasury shares	(13)	(11)
Retained earnings	34,790	41,277
Other reserves	(3,199)	(1,502)
TOTAL EQUITY	32,108	40,294

Deferred income tax liabilities	42	7
Retirement benefit obligations	1,280	1,031
Provisions	2,038	2,041
Total non-current liabilities	3,360	3,079
Current debt	594	720
Trade payables	4,014	4,950
Tax payables	3,232	2,771
Other liabilities	14,051	11,051
Derivative financial instruments	6,050	2,607
Provisions	14,048	11,590
Total current liabilities	41,989	33,689

TOTAL LIABILITIES	45,349	36,768

TOTAL EQUITY AND LIABILITIES	77,457	77,062

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Financial report for the period 1 January 2015 to 31 March 2015	Page 24 of 29

APPENDIX 4:	STATEMENT OF CASH FLOWS

DKK million	Q1 2015	Q1 2014

Net profit	9,876	6,458

Adjustment for non-cash items:
Income taxes	2,609	1,843
Depreciation, amortisation and impairment losses	663	657
NNIT non-recurring income included in 'other operating income' 1)	(2,526)	-
Other non-cash items	2,319	(477)
Change in working capital	(2,864)	(1,188)
Interest received	22	56
Interest paid	(11)	(8)
Income taxes paid	(5,982)	(3,272)
Net cash generated from operating activities	4,106	4,069

Proceeds from the partial divestment of NNIT A/S 2)	2,303	-
Proceeds from sale of other financial assets	28	-
Purchase of intangible assets and other financial assets	(30)	(104)
Proceeds from sale of property, plant and equipment	3	4
Purchase of property, plant and equipment	(767)	(697)
Sale/(purchase) of marketable securities	305	1,213
Net cash generated from investing activities	1,842	416

Purchase of treasury shares, net	(3,799)	(3,412)
Dividends paid	(12,905)	(11,866)
Withheld dividend tax	2,340	2,102
Net cash used in financing activities	(14,364)	(13,176)

NET CASH GENERATED FROM ACTIVITIES	(8,416)	(8,691)

Cash and cash equivalents at the beginning of the year	13,676	10,513
Exchange gain/(loss) on cash and cash equivalents	130	14
Cash and cash equivalents at the end of the period	5,390	1,836
1) Excluding transaction costs of DKK 150 million which are included as operating activities
2) Proceeds consists of gross cash received from divestment of 74.5% shares, net of NNIT cash balance at time of sale

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial information
Company announcement No 31 / 2015

Financial report for the period 1 January 2015 to 31 March 2015	Page 25 of 29

APPENDIX 5:	STATEMENT OF CHANGES IN EQUITY

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other items	Total other reserves	Total

Q1 2015

Balance at the beginning of the period	530	(11)	41,277	(248)	(2,221)	967	(1,502)	40,294
Net profit for the period			9,876					9,876
Other comprehensive income for the period			(162)	(338)	(2,397)	1,038	(1,697)	(1,859)
Total comprehensive income for the period			9,714	(338)	(2,397)	1,038	(1,697)	8,017

Transactions with owners, recognised directly in equity:
Dividends			(12,905)					(12,905)
Share-based payment			95					95
Tax credit related to share-based payment scheme			406					406
Purchase of treasury shares		(3)	(3,829)					(3,832)
Sale of treasury shares		1	32					33
Balance at the end of the period	530	(13)	34,790	(586)	(4,618)	2,005	(3,199)	32,108

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other items	Total other reserves	Total

Q1 2014

Balance at the beginning of the period	550	(21)	41,137	(209)	1,233	(121)	903	42,569
Net profit for the period			6,458					6,458
Other comprehensive income for the period			(42)	56	(551)	283	(212)	(254)
Total comprehensive income for the period			6,416	56	(551)	283	(212)	6,204

Transactions with owners, recognised directly in equity:
Dividends			(11,866)					(11,866)
Share-based payment			88					88
Purchase of treasury shares		(3)	(3,444)					(3,447)
Sale of treasury shares		1	34					35
Balance at the end of the period	550	(23)	32,365	(153)	682	162	691	33,583

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial information
Company announcement No 31 / 2015

Financial report for the period 1 January 2015 to 31 March 2015	Page 26 of 29

APPENDIX 6:	REGIONAL SALES SPLIT

Q1 2015 sales split per region

DKK million	Total	North America	Europe	Inter- national Operations	Region China	Japan & Korea

The diabetes care segment
Modern insulin	11,498	6,238	2,229	1,442	1,184	405
% change in local currencies	8%	8%	2%	20%	18%	(16%)
NovoRapid ®	4,682	2,766	995	487	229	205
% change in local currencies	6%	2%	7%	29%	22%	(11%)
NovoMix ®	2,744	611	540	595	845	153
% change in local currencies	3%	(13%)	(4%)	24%	18%	(18%)
Levemir ®	4,072	2,861	694	360	110	47
% change in local currencies	13%	21%	0%	6%	15%	(31%)
Human insulin	2,897	497	501	794	1,027	78
% change in local currencies	0%	5%	(7%)	6%	0%	(17%)
Victoza®	3,957	2,770	805	230	58	94
% change in local currencies	18%	20%	13%	9%	14%	39%
Other diabetes care 1)	1,466	223	292	262	512	177
% change in local currencies	22%	(7%)	33%	28%	22%	37%
Diabetes care total	19,818	9,728	3,827	2,728	2,781	754
% change in local currencies	9%	10%	5%	15%	11%	(3%)

The biopharmaceuticals segment
Haemophilia	2,734	1,304	557	655	60	158
% change in local currencies	6%	7%	5%	8%	(4%)	7%
Norditropin®	1,830	869	422	236	4	299
% change in local currencies	9%	22%	2%	(9%)	0%	4%
Other biopharmaceuticals	818	554	171	65	2	26
% change in local currencies	14%	20%	9%	2%	100%	(17%)
Biopharmaceuticals total	5,382	2,727	1,150	956	66	483
% change in local currencies	8%	14%	5%	3%	(2%)	4%
Total sales	25,200	12,455	4,977	3,684	2,847	1,237
% change in local currencies	9%	11%	5%	12%	11%	0%
% change as reported	24%	34%	6%	22%	31%	6%
Share of growth	100%	56%	11%	20%	13%	0%
1) Other diabetes care also includes new-generation insulin.

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial information
Company announcement No 31 / 2015

Financial report for the period 1 January 2015 to 31 March 2015	Page 27 of 29

APPENDIX 7:	KEY CURRENCY ASSUMPTIONS

DKK per 100	2014 average exchange rates	YTD 2015 average exchange rates as of 27 April 2015	Current exchange rates as of 27 April 2015
USD	562	669	689

CNY	91.2	107.4	110.8

JPY	5.32	5.61	5.77

GBP	925	1,010	1,042

CAD	509	540	567

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial information
Company announcement No 31 / 2015

Financial report for the period 1 January 2015 to 31 March 2015	Page 28 of 29

APPENDIX 8:	QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).
	2015	2014				% change Q1 2015 vs
	Q1	Q4	Q3	Q2	Q1	Q1 2014
Net sales	3,808	4,143	3,957	3,975	3,734	24%
Gross profit	3,222	3,469	3,349	3,301	3,097	26%
Gross margin	84.6%	83.7%	84.6%	83.0%	83.0%
Sales and distribution costs	928	1,128	1,051	1,021	933	21%
Percentage of sales	24.4%	27.2%	26.5%	25.7%	25.0%
Research and development costs	491	652	651	566	581	3%
Hereof costs related to discontinuation of activities within inflammatory disorders	-	-	109	-	-	N/A
Percentage of sales	12.9%	15.7%	16.4%	14.2%	15.6%
Administrative costs	129	181	155	146	148	6%
Percentage of sales	3.4%	4.3%	3.9%	3.7%	4.0%
Other operating income, net	420	30	30	38	39	N/A
Hereof non-recurring income from the initial public offering of NNIT A/S	359	-	-	-	-	N/A
Operating profit	2,094	1,538	1,522	1,606	1,474	73%
Operating margin	55.0%	37.2%	38.5%	40.4%	39.5%
Financial income	43	(208)	58	72	108	(51%)
Financial expenses	251	(63)	79	26	58	N/A
Net financials	(208)	(145)	(21)	46	50	N/A
Profit before income taxes	1,886	1,393	1,501	1,652	1,524	50%
Income taxes	393	303	348	366	339	42%
Net profit	1,492	1,090	1,153	1,286	1,185	53%
Depreciation, amortisation and impairment losses 1)	100	156	212	122	121	1%
Capital expenditure	115	259	176	148	127	10%
Net cash generated from operating activities	620	1,211	2,191	1,493	747	1%
Free cash flow	853	939	2,005	1,332	601	72%
Total assets	11,157	12,589	12,051	11,666	11,679	22%
Total equity	4,625	6,582	6,419	6,716	6,202	(4%)
Equity ratio	41.5%	52.3%	53.3%	57.6%	53.1%
Full-time equivalent employees end of period	39,062	40,957	40,700	40,226	39,579	(1%)
Basic earnings per share/ADR (in USD)	0.57	0.42	0.44	0.49	0.45	56%
Diluted earnings per share/ADR (in USD)	0.57	0.42	0.44	0.48	0.45	56%
Average number of shares outstanding (million)	2,596.7	2,599.7	2,613.9	2,628.9	2,642.4	(2%)
Average number of diluted shares outstanding (million)	2,604.2	2,608.2	2,622.2	2,637.3	2,653.1	(2%)
Sales by business segment:
New-generation insulin	41	45	31	26	15	N/A
Modern insulin (insulin analogues)	1,736	1,879	1,893	1,902	1,721	23%
Human insulin	438	466	440	455	472	13%
Victoza®	598	679	614	562	535	36%
Other diabetes care	181	178	170	189	186	18%
Diabetes care total	2,994	3,247	3,148	3,134	2,929	24%
Haemophilia	413	441	373	427	415	21%
Norditropin®	277	305	300	278	275	22%
Other biopharmaceuticals 2)	124	150	136	136	115	30%
Biopharmaceuticals total	814	896	809	841	805	23%
Sales by geographic segment:
North America	1,882	2,054	1,981	1,940	1,702	34%
Europe	752	910	897	917	863	6%
International Operations	557	608	522	546	556	22%
Region China	430	350	334	358	398	31%
Japan & Korea	187	221	223	214	215	6%
Segment operating profit:
Diabetes and obesity care	1,201	1,067	1,244	1,173	1,061	37%
Biopharmaceuticals	534	471	278	433	413	57%
Income from the initial public offering of NNIT A/S (unallocated to segments)	359	-	-	-	-	N/A

1) Hereof impairments of around USD 85 million in Q3 and Q4 2014 related to discontinuation of activities within inflammatory disorders.
2) Comparative figures have been restated as NovoEight®  and NovoThirteen®  are now reported as Haemophilia together with NovoSeven®.

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial information
Company announcement No 31 / 2015

Financial report for the period 1 January 2015 to 31 March 2015	Page 29 of 29

APPENDIX 9:	DIVESTMENT OF NNIT A/S

Income from the initial public offering of NNIT A/S
As a result of the successful Initial Public Offering of NNIT A/S on 6 March 2015, Novo Nordisk A/S divested 74.5% out of the 100% interest held in NNIT A/S. The carrying amount of the retained interest in NNIT A/S on the date of divestment was DKK 153 million.

Net gain from partial divestment	DKK million
Gain from divestment of 74.5% of NNIT A/S	1,882
Fair value remeasurement of retained investment in NNIT A/S	644
Costs related to the divestment	(150)

Net gain recognised in the Income statement as part of ‘Other operating income, net’	2,376

Prior to the partial divestment, NNIT A/S has been consolidated as a 100% owned subsidiary, consequently all internal sales were eliminated against the relevant functional lines in the income statement. The result from the external activity of NNIT was recognised as other operating income, due to the secondary nature in relation to the main activities of Novo Nordisk.

Accounting policies
Divestment of subsidiary
When Novo Nordisk ceases to have control over a subsidiary, the assets and liabilities of the subsidiary are derecognised. Any retained equity interest in the entity is remeasured at fair value at the date when control is lost. The difference between the carrying amount of the divested interest at the date when control is lost and its fair value is recognised in the income statement.

Investments in associated companies
An associated company is an entity in which Novo Nordisk has significant influence, but not control, which in general will be when holding 20% to 50% of the voting rights.

Such investment is accounted for using the equity method of accounting. The carrying amount of the retained investment is initially recognised at fair value and the remeasurement gain is recognised in the income statement.

Novo Nordisk’s share of the results after tax of the associated company is recognised in the income statement as financial items, ie outside operating profit. Share of results will be recognised based on the associated company’s full-year outlook, with adjustment for actual full-year result in the first quarter of the following year.

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial information
Company announcement No 31 / 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 30, 2015	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer